EXHIBIT 4.1

DESCRIPTION OF PREMIER COMMON STOCK
The following summary of Premier Financial Bancorp, Inc.’s common stock is based on and qualified by the Company’s Amended Articles of Incorporation (the “Amended Articles of Incorporation”) and Bylaws (“Bylaws”).  For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Amended Articles of Incorporation and Bylaws, both of which are filed as exhibits to this Annual Report of Form 10-K.
General
The authorized capital stock of Premier consists of 30,000,000 shares of common stock, no par value per share, and 1,000,000 preferred shares, no par value per share. There are no shares of preferred stock currently outstanding.  All outstanding shares of Premier common stock are fully paid and nonassessable. The unissued portion of Premier’s authorized common stock are available for issuance as the board of directors of Premier determines advisable.
Common Stock
Voting Rights. Premier has only one outstanding class of stock and all voting rights are vested in the holders of Premier’s common stock. On all matters subject to a vote of shareholders, the shareholders of Premier are entitled to one vote for each share of common stock owned. Shareholders of Premier have cumulative voting rights with regard to election of directors. The holders of preferred stock, if issued, will have the right to receive dividends prior to the payments of dividends on the common stock.  At the present time, no senior securities of Premier are outstanding and no shares of preferred stock are outstanding, nor does the board of directors presently contemplate issuing senior securities or preferred stock. However, incident to the 2016 acquisition of First National Bankshares, Inc., Premier has assumed First National’s outstanding Trust Preferred Securities.  If Premier fails to pay the scheduled installments on First National’s Trust Preferred Securities or if an event of default exists under those securities governing instruments, Premier’s ability to declare and pay dividends on its outstanding common stock may be affected.
Dividend Rights. The shareholders of Premier are entitled to receive dividends when and as declared by its board of directors. Dividends have been paid quarterly since September 30, 2012. The payment of dividends is subject to the restrictions set forth in the Kentucky Business Corporation Act, Kentucky banking laws and the limitations imposed by federal banking regulators.

Dividend Restrictions. Premier is dependent on dividends from the Premier Subsidiary Banks for its revenues. Various federal and state regulatory provisions limit the amount of dividends the Premier Financial Subsidiary Banks can pay to Premier Financial without regulatory approval.

In addition, federal bank regulatory authorities have authority to prohibit the Premier Subsidiary Banks from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of the Premier Subsidiary Banks to pay dividends in the future is presently, and could be further, influenced by bank regulatory policies and capital guidelines as well as each of the Premier Subsidiary Bank's earnings and financial condition.
Liquidation Rights. Upon any liquidation, dissolution or winding up of its affairs, the holders of Premier common stock are entitled to receive pro rata all of the assets of Premier available for distribution to shareholders. There are no redemption or sinking fund provisions applicable to the common stock.
Assessment and Redemption. Shares of Premier common stock presently outstanding are validly issued, fully paid and nonassessable. There is no provision for any conversion rights or voluntary redemption of Premier common stock.
Transfer Agent and Registrar. The transfer agent and registrar for Premier’s common stock is Computershare.
Preemptive Rights
No holder of any share of the capital stock of Premier has any preemptive right to subscribe to an additional issue of its capital stock or to any security convertible into such stock.